UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release: “First hybrid barley hits the market”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: July 10, 2003	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Legal Counsel

Media Release – Communiqué aux Médias – Medienmitteilung

First hybrid barley hits the market

Basel, Switzerland July 10, 2003

Syngenta announced today that the world’s first hybrid barley variety has been introduced in the United Kingdom. The variety - Colossus - a conventionally bred hybrid feed barley was approved earlier this year. The new barley has been specially bred for improved performance and demonstrates “hybrid vigor”, which translates into hardier crops and better yields.

Colossus will be sold in the United Kingdom as part of a first-of-its-kind crop production program -- the Hybrid Barley System. The System provides growers with the benefits of the new variety, three market-leading crop protection products - Syngenta’s fungicides AMISTAR® and UNIX® and plant growth regulator MODDUS®, as well as a comprehensive growing program. This program incorporates know-how gathered from research trials conducted by Syngenta over several years, under varied growing conditions. This powerful combination will enable growers to get the best from the variety from the first year.

Syngenta’s trials have demonstrated that the Hybrid Barley System delivers yield improvements of 10% and more compared with standard barley varieties.

“Our new Hybrid Barley System provides a true benefit for growers,” said Jeff Beard, COO of Syngenta Seeds. “The combination of this innovative hybrid with our leading crop protection products and expert know-how will enable farmers to get the most from each and every hectare.”

Syngenta will market hybrid barley in Denmark, France and Germany once variety approvals have been received.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Photos are available at www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.